GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

July 18, 2011

Duc Dang

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Exclusive Building Services, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Six

File No.: 333-170393

Dear Mr. Dang:

Enclosed is Pre-Effective Amendment Six to the above Registration Statement. The changes are made in response to staff comments made to me on July 14, 2011 by Mr. Gibson.

General

The following paragraph has been added to both the Prospectus Summary and Business:

The Company has no plans to be acquired or to merge with any other company nor does the Company or any of its shareholders have any plans to enter into a change of control or similar transaction."

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

Exclusive Building Services, Inc.